Mail Stop 3561

November 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Jack Friedman
Chief Executive Officer
JAKKS Pacific Inc.
22619 Pacific Coast Highway
Malibu, CA 90265

      Re: **Jakks Pacific, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed March 2, 2009
               File No. 0-28104

Dear Mr. Friedman:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

               Sincerely,

               Linda Cvrkel
               Branch Chief